GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW
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http://www.golawintl.com

CORRESPONDENCE

May 9, 2008

United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jeffrey P. Riedler, Assistant Director, Division of Corporation Finance

Re:	Biostar Pharmaceuticals, Inc. Amendment No. 2 to the Registration Statement on Form S-1 Filed April 3, 2008 File No. 333-147363

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of April 18, 2008 to our client, Biostar Pharmaceuticals, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

Amendment No. 1 to the Registration Statement on Form S-1

General

1.	We have reviewed your response to your prior comment number 3 and have the following comments:

a.
With respect to part (b) of your response, we note you state that there was no monetary value exchanged in this transaction. Please clarify what is meant by that statement. In so doing, please reconcile this statement with your disclosure on page F-8 regarding the "interest-free loan" you provided to Aoxing Pharmaceutical. Lastly, please revise your disclosure to elaborate on the significant terms and stipulations associated with this loan.

Mr. Jeffery P. Riedler
May 9, 2008

This transaction means the acquisition of management control over Aoxing Pharmaceutical when Aoxing Pharmaceutical and Shaanxi Biostar entered into the Management Entrustment Agreement, Shareholders’ Voting Proxy Agreement, Exclusive Option Agreement and Share Pledge Agreement (the “Agreements”). As result of entering into the Agreements Shaanxi Biostar acquired management control of Aoxing Pharmaceutical, thus is required to consolidate the financial statements of Aoxing Pharmaceutical according to FIN 46R.

There was no monetary value exchanged in this transaction meaning no cash consideration was exchanged in order for both parties to execute those agreements. In exchange for entering into the Agreements, the Company issued 19,832,311 shares of its common stock to Aoxing Pharmaceutical owners. Consequently, the owners of Aoxing Pharmaceutical own a majority of the Company's common stock immediately following this transaction, therefore, this transaction is being accounted for as a "reverse acquisition", and Aoxing Pharmaceutical is deemed to be the accounting acquirer in the reverse acquisition. Aoxing Pharmaceutical was provided funds to maintain its operations by Shaanxi Biostar as required by the Management Entrustment Agreement, and the capital provided to Aoxing Pharmaceutical to support its operations was recorded as loan to Aoxing Pharmaceutical and eliminated during consolidation with the financial statements of Aoxing Pharmaceutical. This loan is not interest bearing and there was no written note to this loan. Shaanxi Biostar shall continue to provide additional funds if and as required by Aoxing Pharmaceutical which will be accounted for in the same manner.

The Company has made revisions in accordance with the Staff’s comment. Please see page F-8 of the Registration Statement.

b.
Additionally, with respect to part (b) of your response, please revise your financial statements to provide a discussion of the shares of your common stock that were issued to the trustee of a BVI. Include the number of shares issued and the dates the shares were issued. Clarify whether there were any stipulations attached to the issuance of these shares.

The Company has made revisions in accordance with the Staff’s comment. Please see page F-7 of the Registration Statement. There was a BVI trust agreement between the BVI trust company and certain of the Aoxing Pharmaceutical owners, now Biostar’s shareholders after the issuance of the shares. The Company advises the Staff that there were no stipulations attached to the issuance of the shares to the trusts or the other shareholders.

c.	With respect to your response to part (c) of our prior comment number three, please clarify the duration of the "entrusted period" referenced in your response.

The Company advises the Staff that the "entrusted period" is from the effective date of the Management Entrustment Agreement to the termination of business operations of Aoxing Pharmaceutical or any successor company thereto.

Prospectus Summary

2.	We note your response to Comment 6 and reissue the comment in part. We continue to note instances where you refer to Aoxing as "we" and "our." For example:

Mr. Jeffery P. Riedler
May 9, 2008

•	On page 7 "...we manufacture three OTC products, two prescription-based pharmaceuticals and ten nutritional supplements;"
•	On page 16 "Our success depends on our ability to protect our current and future technologies and products and to defend our intellectual property rights;"
•	On page 35 references to "our business in China," "our best selling product," "We currently have three patents pending approval..." and "...we activated a series of strategic projects..."

Please review your references to "we" and "our" throughout your document to ensure that they refer to Biostar or to change them if they refer to Aoxing.

The Company has made revisions in accordance with the Staff’s comments throughout the Registration Statement.

Risk Factors

"The loss of Aoxing Pharmaceutical as our operating business . . .", page 12

3.	We note your response to Comment 9. Please expand your disclosure to provide the following additional information:

•	Describe the circumstances in which either party may terminate the Management Entrustment Agreement and other contractual agreements.

The Company supplementally advises the Staff that the Management Entrustment Agreement has been revised so that it can only be terminated (i) on the termination of the business of Shaanxi Biostar or (ii) upon the date on which Shaanxi Biostar completes the acquisition of Aoxing Pharmaceutical. The Amended and Restated Management Entrustment Agreement is being re-filed as Exhibit 10.1. The Company has made revisions in accordance with the Staff’s comment and this amendment. Please see pages 12 and 42 of the Registration Statement.

•
Expand your disclosure clarify that affiliates stand on both sides of the agreement and therefore it would be easy to terminate the agreement and the unaffiliated investors would have little or no recourse since all of the operating entity's assets are located in China.

The Company supplementally advises the Staff that it has revised the Management Entrustment Agreement so that it may not be easily terminated by the affiliated parties. However, the risk factor now indicates that it could be breached by the parties because they stand on both sides of the agreement which the Company believes reflects the Staff’s concern. The Company believes that the affiliated shareholders have little economic incentive to breach the Management Entrustment Agreement as the value of Biostar’s publicly traded shares would carry a higher valuation than the private shares of Aoxing Pharmaceutical.

Subject to the discussion above, the Company has made revisions in accordance with the Staff’s comment. Please see page 12 of the Registration Statement.

Mr. Jeffery P. Riedler
May 9, 2008

•	If accurate, state that if the contractual relationships prove to be unenforceable under PRC law that you would have no sources of revenue and no assets.

The Company has made revisions reflecting the fact that the agreement is enforceable but that investors may have difficulty pursuing their rights in the PRC in the event that there is a breach of contract in which case the contract is terminated. Please see page 12 of the Registration Statement.

•
Clarify that the risk that the agreements could prove to be unenforceable relate to the PRC prohibition of direct share exchanges between a PRC entity and an offshore company. Additionally, explain any other reasons why your agreements may prove to be unenforceable.

The Management Entrustment Agreement is enforceable according to its terms. The risks are not attributable to enforcement relates but relate to the risks and difficulties associated with the litigating claims in PRC courts. These risks are discussed in the section entitled “The PRC laws and regulations governing Aoxing Pharmaceutical’s current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may harm its business” and " The PRC's legal and judicial system may not adaquately protect our business and the rights of foreign investors."

Under the relevant PRC laws if a share exchange is utilized, the shareholders of the target company must receive shares equal to or greater than the value of their shares. The valuation of the target company’s shares is based on an appraisal which must be approved by the PRC government. The Management Entrustment Agreement is utilized as a viable alternative structure to a share exchange and the enforceability of the Management Entrustment Agreement is not determined by our decision not to structure this transaction as a share exchange.

The Company has revised the Registration Statement to reflect the forgoing discussion. Please see pages 8 and 43 of the Registration Statement.

•	Discuss the conflicts of interest that would exist if the agreements were determined to be unenforceable.

The Company has made revisions in accordance with the Staff’s comment. Please see page 12 of the Registration Statement.

"We may require additional financing in the future and a failure to obtain . . .," page 13

4.	Explain how you would acquire funding from secondary distributions.

The Company advises the Staff that it has no current plans for any additional financing. Funds could be raised from private placements of securities that may or may not be subsequently registered for resale or through offering the Company’s securities for sale in the public markets (as a secondary distribution) by underwriters or the Company pursuant to an effective registration. The Company has made revisions in accordance with the Staff’s comment. Please see page 13 of the Registration Statement.

Mr. Jeffery P. Riedler
May 9, 2008

"We may engage in future acquisitions that could dilute the ownership interests of our stockholders..., page 13"

5.
It is not clear whether Biostar may engage in acquisitions or if Aoxing may engage in acquisitions. Please clarify. Additionally, if Biostar may engage in acquisitions please clarify whether they would acquire other companies operating in the PRC or if they would consider other acquisition candidates.

The Company supplementally advises the Staff that is currently has no plans to acquire companies other than in the PRC through Shaanxi Biostar or Aoxing Pharmaceutical but it reserves the right to change this strategy in the future. The Company has made revisions in accordance with the Staff’s comment. Please see page 13 of the Registration Statement.

"Aoxing Pharmaceutical relies on a small number of important customers .. .," page 17

6.
We note that Aoxing Pharmaceuticals made 14% of its sales to a single customer in 2006. Please revise to include the percentage of its sales that were made to this customer in 2007. In addition, please disclose the identity of this customer in accordance with Item 101 (c)(1)(vii) of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment. Please see page 17 of the Registration Statement.

"Aoxing Pharmaceutical's certificates, permits, and licenses related to its pharmaceutical operations are subject to governmental control," page 17

7.	We note your response to Comment 27 and reissue the comment in part. Please disclose the instances in which SFDA approval may be taken away from your products prior to the approval's expiration.

The Company has made revisions in accordance with the Staff’s comment. Please see page 19 of the Registration Statement.

“The fluctuation of the Renminbi may harm your investment,” page 23

8.
We note your response to Comment 40 and reissue the comment in part. Please expand your disclosure in this risk factor to quantify how a decline and increase in part. Please expand your disclosure in this risk factor to quantify how a decline and increase in the Renminbi versus the U.S. dollar would affect both your financial condition and results of operations. An example of a hypothetical change in value of the Renminbi versus the dollar may be helpful.

The Company has made revisions in accordance with the Staff’s comment. Please see page 23 of the Registration Statement.

Mr. Jeffery P. Riedler
May 9, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 36

9.
We note that one of your bank loans expired on October 31, 2007 and February 13, 2008. Please disclose whether these loans have been repaid in full. If they have not, please clarify whether they have been extended or if you are in default. If they have not yet been repaid, please file the agreements as exhibits to you registration statement.

The Company supplementally advises the Staff that the bank loan expired on October 31, 2007 was repaid in full by the expiration date.

The bank loan which expired on February 13, 2008 has been extended for 6 months to expire on Aug. 12, 2008. The loan agreement is filed as Exhibit 10.18 to Registration Statement.

The Company has made revisions in accordance with the Staff’s comment. Please see page 37 of the Registration Statement.

Results of Operations, page 37

10.
Refer to your revised disclosure in response to our prior comment number 56. Please revise your net sales discussion to explain why the sales of your other products increased from 2006 to 2007. This also applies to your cost of sales discussion.

The Company has made revisions in accordance with the Staff’s comment. Please see pages 37 and 38 of the Registration Statement.

Critical Accounting Policies

11.
Refer to your response to our prior comment number 57. Please tell us and disclose your customers' ability to return products. In addition, please tell us how you were able to use historical sales returns as the basis for recording zero return allowances when sales have increased 176% in total and as much as 326% in some product lines.

The customers are only allowed to exchange products. Historically, very few such exchanges happened evidenced by that the exchanges as a percentage of sales were equivalent to zero. The increase in sales was largely due to selling to consumers through retail pharmacies at higher price. And the common practice in China is that consumers are not allowed to return products, if the consumers are allowed to exchange unopened products, the unopened products can always be sold to another consumer by the retail pharmacy. Therefore, although the sales were increased in 2007, the sales exchange didn’t increase and as a percentage of sales, it was equivalent to zero.

Mr. Jeffery P. Riedler
May 9, 2008

In addition, as part of the audit, our auditors perform additional testing, such as subsequent cash collection to ensure no sales return allowances are actually extended to customers which substantiates this accounting estimate.

Description of Business

Corporate History, page 42

12.
Please revise the discussion of the Management Entrustment agreement to disclose that Shaanxi Biostar has the right to appoint and terminate members of Aoxing's Board of Directors, hire management and administrative personnel and control decisions relating to entering and performing customer contracts, bank loans and other instruments.

The Company has made revisions in accordance with the Staff’s comment. Please see page 42 of the Registration Statement.

13.
We note your response to Comment 62 and reissue the comment in part_ Please expand your disclosure to list the factors that you will take into account to determine the consideration for the exercise of the option in the Exclusive Option Agreement. We recognize that one such factor is the permission under PRC law that the exercise price be nominal, and not appraised.

The Company has made revisions in accordance with the Staff’s comment. Please see page 43 of the Registration Statement.

Customers, page 52

14.
We note your response to Comment 59 and reissue the comment in part. You state on page 52 that approximately 48% of Aoxing Pharmaceutical's sales are made through distributors. Please expand your disclosure to list the products that are sold through distributors.

The Company has made revisions in accordance with the Staff’s comment. Please see page 52 of the Registration Statement.

15.
We note your statement on page 52 that Aoxing's largest customer accounted for approximately 14% of sales for the year ended December 31, 2006. Please revise to disclose the percentage sales attributed to this customer for 2007.

The Company has made revisions in accordance with the Staff’s comment. Please see page 52 of the Registration Statement.

Continue to Develop and Market New Products, page 53

16.
Please file as an exhibit to your registration statement the Technological Cooperation Agreement with College of Life Sciences of Northwest University, entered into on September 10, 2006, in accordance with Item 601 (b)(10) of Regulation S-K.

Mr. Jeffery P. Riedler
May 9, 2008

The Company has filed the Technological Cooperation Agreement with College of Life Sciences of Northwest University, dated September 10, 2006, as Exhibit 10.19

17.
Please revise the descriptions of your agreements with Xianyang Material Medical Institute, Shaanxi University of Science and Technology, and College of Life Sciences of Northwest University to disclose the following information:

•	Each parties' rights and responsibilities under the agreements;
•	Identify the particular product or technology that is the subject of the agreement;
•	The ownership of any products or technologies that may develop under these agreements;
•	The aggregate amounts paid or received to date;
•	The aggregate funding requirements;
•	Expiration and termination provisions.

The Company has made revisions in accordance with the Staff’s comment. Please see page 54 of the Registration Statement.

Research and Development, page 56

18.
We note your response to comment 75 and reissue the comment in part. We note your disclosure on page 56 that Aoxing Pharmaceuticals estimates it has spent approximately 1.2 million RMB on research and development activities over the past two years. Please revise your filing to estimate the amount spent on research and development activities during each of the last two fiscal years, in accordance with Item 101 (c)(1)(xi) of Regulation S-K.

The Company has made revisions in accordance with the Staff’s comment. Please see page 56 of the Registration Statement.

Government Regulation, page 57

19.	We note your response to Comment 63 and reissue the comment in part. Please expand your disclosure to explain how these laws and regulations impact your business.

The Company has made revisions in accordance with the Staff’s comment. Please see page 57 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 60

20.
We note your response to Comment 3(b) that "In exchange for executing the Entrusted Management Agreement, the Company issued shares of its common stock to the trustee of a BVI trust for the benefit of Aoxing Pharmaceutical's owners." This transaction is also described in footnote 3 to the "Security Ownership of Certain Beneficial Owners and Management" table on page 60-61 of your filing.

Mr. Jeffery P. Riedler
May 9, 2008

•
In an appropriate location in your registration statement, please explain why shares of the registrant's common stock were issued to the trustee for the benefit of Aoxing Pharmaceutical's owners. If the shares will be distributed to Aoxing Pharmaceutical shareholders, please explain when this will occur or the circumstances under which this will occur.

The Company has made revisions in accordance with the Staff’s comment. Please see page 42 of the Registration Statement.

•	Please file any agreements that memorialize the fact that these shares were issued to the trustee for the benefit of Aoxing Pharmaceutical's owners and the conditions under which they were issued.

The Company supplementally advises the Staff that the issuance of the shares to the shareholders of Aoxing Pharmaceutical, or to their trusts, was a condition to their execution of the Management Entrustment Agreement and the related documents but was not specifically stated in any of these transaction documents. There were no other agreements that memorized this issuance

21.
We note your response to Comment 80 and reissue the comment in part. We note that you disclose directorships in reporting companies for Mr. Segal, but not for any other director. Please confirm that no other director holds directorships in reporting companies. If this is incorrect, please revise your description of your directors to disclose other directorships held in reporting companies, in accordance with Item 401 (e)(2) of Regulation S-K, and identify the reporting companies.

The Company advises the Staff that no other director holds directorships in reporting companies.

Financial Statements — December 31, 2007 Index to Financial Statements, page 67 General

22.	It appears you have accounted for this transaction as a reverse acquisition. If our assertion is correct, please tell us and revise your disclosure here and throughout the document to:

a.	Clarify the basis for your accounting for the transaction as a reverse acquisition. Ensure your revised disclosure states which party is the acquirer for accounting purposes.

Shaanxi Biostar acquired control in Aoxing Pharmaceutical through the execution of a series of contractual agreements with Aoxing Pharmaceutical and its owners (the “Transaction”). In exchange for executing the agreements, Biostar, the parent company of Shaanxi Biostar, issued 19,832,311 shares of its common stock to Aoxing Pharmaceutical owners, representing approximately 90% of the Company’s common stock outstanding after the Transaction. Consequently, the owners of Aoxing Pharmaceutical own a majority of the Company's common stock immediately following the Transaction, therefore, the Transaction is being accounted for as a "reverse acquisition", and Aoxing Pharmaceutical is deemed to be the accounting acquirer in the reverse acquisition.

Mr. Jeffery P. Riedler
May 9, 2008

The Company has made revisions in accordance with the Staff’s comment. Please see page F-7 of the Registration Statement.

b.
Retroactively restate the equity section of the balance sheet and the statement of stockholders' equity to reflect the effect the equivalent number of shares issued as per the BVI trust after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital.

The Company has made revisions in accordance with the Staff’s comment. Please see pages F-3 and F-5 of the Registration Statement.

c.
Retroactively restate your earnings per share calculation to reflect the number of equivalent shares received by Aoxing Pharmaceutical shareholders, as though they had been received on January 1, 2006.

The Company has made revisions in accordance with the Staff’s comment. Please see page F-4 of the Registration Statement.

Your assertion is incorrect, please tell us and disclose how you accounted for this transaction. Please cite any authoritative literature used in your consideration.

Report of Independent Registered Public Accounting Firm, page F-1

23.
We note that your auditors are located in New York. It appears that the vast majority of your assets, liabilities, revenues and expenses relate to operations located in China. Please have your auditors tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

Our auditors are involved at every level of the Audit. In addition to traveling to the location of the Company’s Chinese operations in Xian China, they have engaged Clement Chan & Co. Certified Public Accountants, a Registered PCAOB member. This Hong Kong based Accounting firm helps provide various translation and can provide work-papers in English, and has been engaged in audits of many US public company’s Chinese operations. Prior to engaging Clement Chan & Co., our auditors visited this firm in Hong Kong to assess their capabilities. All work performed by the Hong Kong accountants is under the direct instructions and supervision of our auditors.

Mr. Jeffery P. Riedler
May 9, 2008

•
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. Explain how the audit and observation of inventories was performed at December 31, 2007, and 2006.

Periodically our auditors travel to Hong Kong and to China to have planning meeting with Hong Kong accountants to plan the audit as well as take lead role in the field work stage of the audit. Our auditors did attend physical stock counting on January 10, 2008 for the December 31, 2007 year end audit and have performed a roll back of inventories for the period January 1-10, 2008.  Our auditors have also attended physical stock counting on March 31, 2007 for the December 31, 2006 year end audit and have performed a roll back of inventories for the period January 1, 2007 to March 31, 2007.

Consolidated Balance Sheets, page F-3

24.
Please present the pro forma net income per share for 2007 on the consolidated statement of operations giving effect to the conversion of preferred stock that will occur after the balance sheet date and explain the presentation in the notes to the financial statements.

The Company has made revisions in accordance with the Staff’s comment. Please see pages F-4 and F-16 of the Registration Statement.

Consolidated Statements of Stockholder's Equity, page F-5

25.
We note that approximately 22 million shares of common stock were issued in 2007. We were unable to locate a footnote discussion of this transaction. Please tell us and disclose this transaction. Additionally, if the transaction did not result from the exchange of cash, please tell us how you determined the value of these shares. Lastly, please tell us why this transaction was not included on the statement of cash flows as a financing activity or as a supplemental disclosure of non-cash activity.

The Company has made revisions in accordance with the Staff’s comment. Please see page F-17 of the Registration Statement.

During year ended December 31, 2007, the Company issued 22,152,311 shares of common stock.

On April 1, 2007, the Company executed a Corporate Finance Advisory Services Agreement with Friedland Corporate Investor Services LLC ("Friedland"). The advisory agreement provided that Friedland will assist the Company in forming a Wholly-Owned Foreign Enterprise ("WOFE") under the laws of PRC, in acquiring control of a PRC business enterprise, and the Company becoming publicly traded in the United States. As consideration for these services, on November 1, 2007, the Company issued 2,320,000 shares of its common stock to 20 Friedland designees including 104,400 shares to the then sole director of the Company.

Mr. Jeffery P. Riedler
May 9, 2008

On November 1, 2007, the Company, through its wholly owned subsidiary, Shaanxi Biostar, acquired management control of Aoxing Pharmaceutical. In exchange for the acquisition of control, the Company issued 19,832,311 shares of its common stock to Aoxing Pharmaceutical’s owners.

Because Biostar was a shell corporation with no operations that acquired an operating company through its wholly owned subsidiary, this transaction should be treated as a recapitalization. The accounting for recapitalization is similar in form to a reverse acquisition, except that goodwill or other intangibles are not recorded at the time of the reverse acquisition. In a recapitalization, the shares retained by the stockholders other than Aoxing Pharmaceutical owners were valued at the amount of net assets of the accounting acquiree (i.e. Biostar) which was consolidated with the net assets of the accounting acquirer (i.e. Aoxing Pharmaceutical). And the par value of these shares was reclassified from additional paid-in capital of the combined entity.

Because this transaction was a recapitalization to the stockholder’s equity, thus it was not included on the statement of cash flows as a financing activity or as a supplemental disclosure of non-cash activity.

26.	Please toll us why you are recording an entry for the "effect of initial VIE consolidation".

As the Company has accounted for the Transaction as reverse acquisition, the Company has revised the consolidated statements of stockholders' equity to reflect the accounting for reverse acquisition and deleted the entry for "effect of initial VIE consolidation".

The Company has made revisions in accordance with the Staff’s comment. Please see page F-5 of the Registration Statement.

Notes to Consolidated Financial Statements, page F-7
Note 2 - Summary of Significant Accounting Policies, page F-7

Intangible Assets, page F-10

27.
Please refer to your response to our prior comment numbers 85 and 87. Please revise your disclosure to clarify that the proprietary technologies relate to the production of the Company's five state approved drugs. Further, please tell us and revise your disclosure to provide a discussion as to how the proprietary technologies were acquired. Lastly, please elaborate on the professional valuation obtained for the proprietary technologies. Disclose any key assumptions and methodologies used in your determination of the value of these intangible assets.

The Company has made revisions in accordance with the Staff’s comment. Please see page F-10 of the Registration Statement.

Mr. Jeffery P. Riedler
May 9, 2008

The proprietary technologies were contributed by 4 shareholders of Aoxing Pharmaceutical, now also the shareholders of the Company. The value of the proprietary technologies has been assessed in the capital verification report which was not a fair market valuation. The capital verification report vouched various payments which were made by various shareholders for the costs and business Licenses attributable to these technologies.

28.	Your current disclosure states that the amortization period for intangible assets range "from one to fifty years". Please disclose the precise amortization period for each of your intangible assets.

The disclosure of “from one to fifty years” was an error; the wording should be change to read “from ten to fifty years”. This will be consistent with the amortization periods listed for land use rights and proprietary technologies.

The Company has made revisions. Please see page F-10 of the Registration Statement.

Note 6 - Income Taxes, page F-15

29.	Please provide the disclosures required under paragraphs 20 - 21 of FIN 48.

The Company has made revisions in accordance with the Staff’s comment. Please see page F-13 of the Registration Statement.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your considerations and courtesies in this matter.

Mr. Jeffery P. Riedler
May 9, 2008

Sincerely yours,

/s/ Robert Newman
RN:jw

Cc:	Mr. Ronghua Wang Biostar Pharmaceuticals, Inc.